SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                   Act of 1934

                         For the month of September 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av. Ayrton Senna da Silva, 1633 - 2nd Floor
                       54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         (Check One) Form 20-F  X Form 40-F
                                               ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                    Filer : Tele Celular Sul Participacoes S.A.
                                    Proposed merger with Tele Nordeste
                                    Celular Participacoes S.A.

                                    Registration No. 333-116330


In connection with this proposed transaction, Tele Celular Participacoes S.A.
(TSU) has filed relevant materials with the SEC, including TSU's registration statement containing a preliminary prospectus, which was filed on June 9, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participacoes S.A.'s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC's web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TND by calling +55 81 3302-2594.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                         CNPJ/MF no. 02.558.156/0001-18

                              NIRE no. 2630001109-3

                              Publicly-held Company

                             NOTICE TO SHAREHOLDERS

                                WITHDRAWAL RIGHTS

We hereby communicate to the shareholders and to the market that, in view of the publication, on the present date, of the Minutes of the Extraordinary Shareholders' Meeting of TELE NORDESTE CELULAR PARTICIPACOES S.A. (the "Company") held on August 19, 2004, which approved the merger of the Company by TIM PARTICIPACOES S.A. (new corporate name of Tele Celular Sul Participacoes S.A.), the dissenting ordinary shareholders of the Company, who were owners of such shares on June 1st, 2004, date of the publication of the first Material Fact announcement related to this transaction, will have the option to, during the thirty-day period starting on the present date (September 1st, 2004), exercise their right to withdraw from the Company, upon the reimbursement of the value of the shares, in accordance with item IV of Article 137 of Law No. 6.404/76 and in accordance with item 21 of the Material Fact announcement published by the Company on July 20, 2004.

The shareholders willing to exercise the right to withdraw shall manifest their intention, within the period above, before the Banco ABN-AMRO Real S.A., which is the custodian agent of the shares issued by the Company, through the execution of a form, which shall be filed with any of the branches of said bank. Any questions regarding such procedure shall be clarified by the Third Parties' Shareholders Management Department of Banco ABN-AMRO Real S.A., located at Av. Brigadeiro Luis Antonio, 2.020, 6th Floor, Edificio Banco Sudameris, Bela Vista, Sao Paulo, or through the telephone number (11) 2192-2411.


                  Jaboatao dos Guararapes, September 1st, 2004


                              Walmir Urbano Kesseli
                    Financial and Investor Relations Director
                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: September 1, 2004

                                   By:  /s/ WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer